Consolidated financial statements                        Exhibit 99.2

Consolidated income statements

FOR THE PERIOD ENDED JUNE 30			THREE MONTHS		SIX MONTHS
(IN MILLIONS OF CANADIAN DOLLARS, EXCEPT SHARE AMOUNTS) (UNAUDITED)	NOTE		2023	2022	2023	2022
Operating revenues		3	6,066	5,861	12,120	11,711
Operating costs	3,	5	(3,421)	(3,271)	(6,937)	(6,537)
Severance, acquisition and other costs		6	(100)	(40)	(149)	(53)
Depreciation			(936)	(933)	(1,854)	(1,824)
Amortization			(296)	(266)	(579)	(526)
Finance costs
Interest expense			(359)	(269)	(703)	(529)
Net return on post-employment benefit plans		11	27	7	54	25
Impairment of assets		7	—	(106)	(34)	(108)
Other expense		8	(311)	(97)	(190)	(4)
Income taxes			(273)	(232)	(543)	(567)
Net earnings			397	654	1,185	1,588

Net earnings attributable to:
Common shareholders			329	596	1,054	1,473
Preferred shareholders			46	35	92	69
Non-controlling interest			22	23	39	46
Net earnings			397	654	1,185	1,588

Net earnings per common share - basic and diluted		9	0.37	0.66	1.16	1.62

Weighted average number of common shares outstanding - basic (millions)			912.2	911.9	912.2	911.0

BCE Inc.    2023 SECOND QUARTER SHAREHOLDER REPORT    1

Consolidated statements of comprehensive income

FOR THE PERIOD ENDED JUNE 30		THREE MONTHS		SIX MONTHS
(IN MILLIONS OF CANADIAN DOLLARS) (UNAUDITED)	NOTE	2023	2022	2023	2022
Net earnings		397	654	1,185	1,588
Other comprehensive (loss) income, net of income taxes

Items that will be subsequently reclassified to net earnings
Net change in value of derivatives designated as cash flow hedges, net of income taxes of $29 million for the three months ended June 30, 2023 and 2022, and $8 million and ($26) million for the six months ended June 30, 2023 and 2022, respectively		(80)	(77)	(22)	71

Items that will not be reclassified to net earnings
Actuarial (losses) gains on post-employment benefit plans, net of income taxes of $51 million and ($95) million for the three months ended June 30, 2023 and 2022, respectively, and $98 million and ($330) million for the six months ended June 30, 2023 and 2022, respectively(1)	11	(136)	259	(263)	903
Net change in value of publicly-traded and privately-held investments, net of income taxes of nil and ($14) million for the three months ended June 30, 2023 and 2022, respectively, and ($3) million and ($14) million for the six months ended June 30, 2023 and 2022, respectively		(1)	(5)	16	(4)
Net change in value of derivatives designated as cash flow hedges, net of income taxes of $8 million and ($7) million for the three months ended June 30, 2023 and 2022, respectively and $6 million and ($4) million for the six months ended June 30, 2023 and 2022, respectively		(23)	19	(17)	11
Other comprehensive (loss) income		(240)	196	(286)	981
Total comprehensive income		157	850	899	2,569

Total comprehensive income attributable to:
Common shareholders		92	791	771	2,453
Preferred shareholders		46	35	92	69
Non-controlling interest		19	24	36	47
Total comprehensive income		157	850	899	2,569
(1)The discount rate used to value our post-employment benefit obligations at June 30, 2023 and March 31, 2023 was 5.0% compared to 5.3% at December 31, 2022. The discount rate used to value our post-employment benefit obligations at June 30, 2022 was 5.3% compared to 4.3% at March 31, 2022 and 3.2% at December 31, 2021.

2    BCE Inc.    2023 SECOND QUARTER SHAREHOLDER REPORT

Consolidated statements of financial position

(IN MILLIONS OF CANADIAN DOLLARS) (UNAUDITED)	NOTE	JUNE 30, 2023	DECEMBER 31, 2022
ASSETS
Current assets
Cash		450	99
Cash equivalents		450	50
Trade and other receivables		3,771	4,138
Inventory		656	656
Contract assets		403	436
Contract costs		559	540
Prepaid expenses		395	244
Other current assets		282	324
Total current assets		6,966	6,487
Non-current assets
Contract assets		243	288
Contract costs		683	603
Property, plant and equipment		29,909	29,256
Intangible assets		16,395	16,183
Deferred tax assets		108	84
Investments in associates and joint ventures	8	322	608
Post-employment benefit assets	11	3,207	3,559
Other non-current assets		1,194	1,355
Goodwill	4	11,022	10,906
Total non-current assets		63,083	62,842
Total assets		70,049	69,329
LIABILITIES
Current liabilities
Trade payables and other liabilities		4,347	5,221
Contract liabilities		793	857
Interest payable		305	281
Dividends payable		900	867
Current tax liabilities		207	106
Debt due within one year	10	6,039	4,137
Total current liabilities		12,591	11,469
Non-current liabilities
Contract liabilities		257	228
Long-term debt	10	28,314	27,783
Deferred tax liabilities		4,898	4,953
Post-employment benefit obligations	11	1,339	1,311
Other non-current liabilities		1,201	1,070
Total non-current liabilities		36,009	35,345
Total liabilities		48,600	46,814
EQUITY
Equity attributable to BCE shareholders
Preferred shares	13	3,781	3,870
Common shares		20,859	20,840
Contributed surplus	13	1,204	1,172
Accumulated other comprehensive loss		(105)	(55)
Deficit		(4,618)	(3,649)
Total equity attributable to BCE shareholders		21,121	22,178
Non-controlling interest	4	328	337
Total equity		21,449	22,515
Total liabilities and equity		70,049	69,329
BCE Inc.    2023 SECOND QUARTER SHAREHOLDER REPORT    3

Consolidated statements of changes in equity

		ATTRIBUTABLE TO BCE SHAREHOLDERS
FOR THE PERIOD ENDED JUNE 30, 2023 (IN MILLIONS OF CANADIAN DOLLARS) (UNAUDITED)	NOTE	PREFERRED SHARES	COMMON SHARES	CONTRI-BUTED SURPLUS	ACCUM-ULATED OTHER COMPRE-HENSIVE LOSS	DEFICIT	TOTAL	NON-CONTROL-LING INTEREST	TOTAL EQUITY
Balance at December 31, 2022		3,870	20,840	1,172	(55)	(3,649)	22,178	337	22,515
Net earnings		—	—	—	—	1,146	1,146	39	1,185
Other comprehensive loss		—	—	—	(20)	(263)	(283)	(3)	(286)
Total comprehensive (loss) income		—	—	—	(20)	883	863	36	899
Common shares issued under employee stock option plan		—	19	(1)	—	—	18	—	18
Other share-based compensation		—	—	7	—	(12)	(5)	—	(5)
Repurchase of preferred shares	13	(89)	—	26	—	—	(63)	—	(63)
Dividends declared on BCE common and preferred shares		—	—	—	—	(1,857)	(1,857)	—	(1,857)
Dividends declared by subsidiaries to non-controlling interest		—	—	—	—	—	—	(22)	(22)
Settlement of cash flow hedges transferred to the cost basis of hedged items		—	—	—	(13)	—	(13)	—	(13)
Disposition of production studios	4	—	—	—	—	—	—	(23)	(23)
Other		—	—	—	(17)	17	—	—	—
Balance at June 30, 2023		3,781	20,859	1,204	(105)	(4,618)	21,121	328	21,449

		ATTRIBUTABLE TO BCE SHAREHOLDERS
FOR THE PERIOD ENDED JUNE 30, 2022 (IN MILLIONS OF CANADIAN DOLLARS) (UNAUDITED)	NOTE	PREFERRED SHARES	COMMON SHARES	CONTRI-BUTED SURPLUS	ACCUM-ULATED OTHER COMPRE-HENSIVE INCOME	DEFICIT	TOTAL	NON-CONTROL-LING INTEREST	TOTAL EQUITY
Balance at December 31, 2021		4,003	20,662	1,157	213	(3,400)	22,635	306	22,941
Net earnings		—	—	—	—	1,542	1,542	46	1,588
Other comprehensive income		—	—	—	78	902	980	1	981
Total comprehensive income		—	—	—	78	2,444	2,522	47	2,569
Common shares issued under employee stock option plan		—	175	(7)	—	—	168	—	168
Other share-based compensation		—	—	(2)	—	(25)	(27)	—	(27)
Repurchase of preferred shares	13	(118)	—	3	—	—	(115)	—	(115)
Dividends declared on BCE common and preferred shares		—	—	—	—	(1,747)	(1,747)	—	(1,747)
Dividends declared by subsidiaries to non-controlling interest		—	—	—	—	—	—	(25)	(25)
Settlement of cash flow hedges transferred to the cost basis of hedged items		—	—	—	1	—	1	—	1
Other		—	—	—	(19)	19	—	—	—
Balance at June 30, 2022		3,885	20,837	1,151	273	(2,709)	23,437	328	23,765

4    BCE Inc.    2023 SECOND QUARTER SHAREHOLDER REPORT

Consolidated statements of cash flows

FOR THE PERIOD ENDED JUNE 30		THREE MONTHS		SIX MONTHS
(IN MILLIONS OF CANADIAN DOLLARS) (UNAUDITED)	NOTE	2023	2022	2023	2022
Cash flows from operating activities
Net earnings		397	654	1,185	1,588
Adjustments to reconcile net earnings to cash flows from operating activities
Severance, acquisition and other costs	6	100	40	149	53
Depreciation and amortization		1,232	1,199	2,433	2,350
Post-employment benefit plans cost	11	21	52	52	103
Net interest expense		346	265	676	523
Impairment of assets	7	—	106	34	108
Gains on investments	8	(79)	(16)	(79)	(53)
Net equity losses from investments in associates and joint ventures	8	377	42	377	42
Income taxes		273	232	543	567
Contributions to post-employment benefit plans		(13)	(35)	(28)	(114)
Payments under other post-employment benefit plans		(17)	(15)	(32)	(30)
Severance and other costs paid		(39)	(30)	(64)	(58)
Interest paid		(270)	(196)	(709)	(569)
Income taxes paid (net of refunds)		(200)	(143)	(364)	(259)
Acquisition and other costs paid		(5)	(3)	(5)	(6)
Change in contract assets		33	23	78	55
Change in wireless device financing plan receivables		24	68	65	127
Net change in operating assets and liabilities		185	354	(699)	(114)
Cash flows from operating activities		2,365	2,597	3,612	4,313
Cash flows used in investing activities
Capital expenditures		(1,307)	(1,219)	(2,393)	(2,178)
Business acquisitions	4	(196)	—	(221)	(139)
Business dispositions	4	208	2	208	54
Spectrum licences		(145)	—	(156)	—
Other investing activities		(16)	27	15	17
Cash flows used in investing activities		(1,456)	(1,190)	(2,547)	(2,246)
Cash flows used in financing activities
(Decrease) increase in notes payable		(101)	187	(184)	656
Decrease in securitized receivables		(500)	—	—	—
Issue of long-term debt	10	1,199	—	2,703	945
Repayment of long-term debt		(346)	(245)	(645)	(1,503)
Repurchase of a financial liability	12	—	—	(149)	—
Issue of common shares		8	7	18	168
Purchase of shares for settlement of share-based payments		(42)	(51)	(135)	(157)
Repurchase of preferred shares	13	(32)	—	(63)	(115)
Cash dividends paid on common shares		(882)	(839)	(1,721)	(1,634)
Cash dividends paid on preferred shares		(46)	(34)	(101)	(67)
Cash dividends paid by subsidiaries to non-controlling interest		(1)	(14)	(22)	(25)
Other financing activities		(7)	—	(15)	(28)
Cash flows used in financing activities		(750)	(989)	(314)	(1,760)
Net (decrease) increase in cash		(201)	418	351	307
Cash at beginning of period		651	178	99	289
Cash at end of period		450	596	450	596
Net increase in cash equivalents		360	—	400	—
Cash equivalents at beginning of period		90	—	50	—
Cash equivalents at end of period		450	—	450	—

BCE Inc.    2023 SECOND QUARTER SHAREHOLDER REPORT    5

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
These consolidated interim financial statements (financial statements) should be read in conjunction with BCE’s 2022 annual consolidated financial statements, approved by BCE’s board of directors on March 2, 2023.
These notes are unaudited.
We, us, our, BCE and the company mean, as the context may require, either BCE Inc. or, collectively, BCE Inc., Bell Canada, their subsidiaries, joint arrangements and associates.

Note 1	Corporate information
BCE is incorporated and domiciled in Canada. BCE’s head office is located at 1, Carrefour Alexander-Graham-Bell, Verdun, Québec, Canada. BCE is a communications company providing wireless, wireline, Internet and television (TV) services to residential, business and wholesale customers in Canada. Our Bell Media segment provides conventional TV, specialty TV, pay TV, streaming services, digital media services, radio broadcasting services and out-of-home (OOH) advertising services to customers in Canada.

Note 2	Basis of presentation and significant accounting policies
These financial statements were prepared in accordance with International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board (IASB), under International Accounting Standard (IAS) 34 - Interim Financial Reporting and were approved by BCE’s board of directors on August 2, 2023. These financial statements were prepared using the same basis of presentation, accounting policies and methods of computation as outlined in Note 2, Significant accounting policies in our consolidated financial statements for the year ended December 31, 2022, except as noted below.

These financial statements do not include all of the notes required in annual financial statements.
All amounts are in millions of Canadian dollars, except where noted.

Adoption of amendments to accounting standards
As required, we adopted the following amendments to accounting standards issued by the IASB in May 2023.

STANDARD	DESCRIPTION	IMPACT
International Tax Reform - Pillar Two Model Rules - Amendments to IAS 12 - Income Taxes	These amendments require that entities apply IAS 12 to income taxes arising from tax law enacted or substantively enacted to implement the Pillar Two model rules published by the Organisation for Economic Co-operation and Development, including tax law that implements qualified domestic minimum top-up taxes described in those rules (Pillar Two). As an exception to the requirements in IAS 12, entities do not recognize or disclose information about deferred tax assets and liabilities related to Pillar Two.	In May 2023, we adopted the amendments to IAS 12 retrospectively. As required, we applied the exception and do not recognize or disclose information about deferred tax assets and liabilities related to Pillar Two.

The adoption of these amendments did not have a significant impact on our financial statements.

6    BCE Inc.    2023 SECOND QUARTER SHAREHOLDER REPORT

Future changes to accounting standards
The following amendments to accounting standards issued by the IASB have not yet been adopted by BCE.

STANDARD	DESCRIPTION	IMPACT	EFFECTIVE DATE
Disclosure of Accounting Policies - Amendments to IAS 1 - Presentation of Financial Statements	These amendments require that entities disclose material accounting policies, as defined, instead of significant accounting policies.	We are currently assessing the impact of these amendments on the disclosure of our accounting policies.	Effective for annual reporting periods beginning on or after January 1, 2023 and any changes will be reflected in our financial statements for the year ended December 31, 2023.

Note 3	Segmented information
In 2022, we began modifying our internal and external reporting processes to align with organizational changes that were made to reflect an increasing strategic focus on multiproduct sales, the continually increasing technological convergence of our wireless and wireline telecommunications infrastructure and operations driven by the deployment of our Fifth Generation (5G) and fibre networks, and our digital transformation. These factors have made it increasingly difficult to distinguish between our wireless and wireline operations and resulted in changes in Q1 2023 to the financial information that is regularly provided to our chief operating decision maker to measure performance and allocate resources.
Effective with our Q1 2023 results, our previous Bell Wireless and Bell Wireline operating segments were combined to form a single reporting segment called Bell Communication and Technology Services (Bell CTS). Bell Media remains a distinct reportable segment and is unaffected. Our results are therefore reported in two segments: Bell CTS and Bell Media. As a result of our reporting changes, prior periods have been restated for comparative purposes.
Our Bell CTS segment provides a wide range of communication products and services to consumers, businesses and government customers across Canada. Wireless products and services include mobile data and voice plans and devices and are available nationally. Wireline products and services comprise data (including Internet access, IPTV, cloud-based services and business solutions), voice, and other communication services and products, which are available to our residential, small and medium-sized business and large enterprise customers primarily in Ontario, Québec, the Atlantic provinces and Manitoba, while satellite TV service and connectivity to business customers are available nationally across Canada. In addition, this segment includes our wholesale business, which buys and sells local telephone, long distance, data and other services from or to resellers and other carriers, as well as the results of operations of our national consumer electronics retailer, The Source (Bell) Electronics Inc. (The Source).
Our Bell Media segment provides conventional TV, specialty TV, pay TV, streaming services, digital media services, radio broadcasting services and OOH and advanced advertising services to customers nationally across Canada.
Our segments reflect how we manage our business and how we classify our operations for planning and measuring performance.

BCE Inc.    2023 SECOND QUARTER SHAREHOLDER REPORT    7

The following tables present financial information by segment for the three month periods ended June 30, 2023 and 2022.

FOR THE THREE MONTH PERIOD ENDED JUNE 30, 2023	NOTE	BELL CTS	BELL MEDIA	INTER- SEGMENT ELIMINA- TIONS	BCE
Operating revenues
External service revenues		4,584	719	—	5,303
Inter-segment service revenues		7	86	(93)	—
Operating service revenues		4,591	805	(93)	5,303
External/Operating product revenues		763	—	—	763
Total external revenues		5,347	719	—	6,066
Total inter-segment revenues		7	86	(93)	—
Total operating revenues		5,354	805	(93)	6,066
Operating costs	5	(2,923)	(591)	93	(3,421)
Adjusted EBITDA (1)		2,431	214	—	2,645
Severance, acquisition and other costs	6				(100)
Depreciation and amortization					(1,232)
Finance costs
Interest expense					(359)
Net return on post-employment benefit plans	11				27
Impairment of assets	7				—
Other expense	8				(311)
Income taxes					(273)
Net earnings					397
(1) The chief operating decision maker uses primarily one measure of profit to make decisions and assess performance, being operating revenues less operating costs.

FOR THE THREE MONTH PERIOD ENDED JUNE 30, 2022	NOTE	BELL CTS	BELL MEDIA	INTER- SEGMENT ELIMINA- TIONS	BCE
Operating revenues
External service revenues		4,500	733	—	5,233
Inter-segment service revenues		7	88	(95)	—
Operating service revenues		4,507	821	(95)	5,233
External/Operating product revenues		628	—	—	628
Total external revenues		5,128	733	—	5,861
Total inter-segment revenues		7	88	(95)	—
Total operating revenues		5,135	821	(95)	5,861
Operating costs	5	(2,771)	(595)	95	(3,271)
Adjusted EBITDA (1)		2,364	226	—	2,590
Severance, acquisition and other costs	6				(40)
Depreciation and amortization					(1,199)
Finance costs
Interest expense					(269)
Net return on post-employment benefit plans	11				7
Impairment of assets	7				(106)
Other expense	8				(97)
Income taxes					(232)
Net earnings					654
(1) The chief operating decision maker uses primarily one measure of profit to make decisions and assess performance, being operating revenues less operating costs.

8    BCE Inc.    2023 SECOND QUARTER SHAREHOLDER REPORT

The following tables present financial information by segment for the six month periods ended June 30, 2023 and 2022.

FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2023	NOTE	BELL CTS	BELL MEDIA	INTER- SEGMENT ELIMINA- TIONS	BCE
Operating revenues
External service revenues		9,112	1,413	—	10,525
Inter-segment service revenues		14	172	(186)	—
Operating service revenues		9,126	1,585	(186)	10,525
External/Operating product revenues		1,595	—	—	1,595
Total external revenues		10,707	1,413	—	12,120
Total inter-segment revenues		14	172	(186)	—
Total operating revenues		10,721	1,585	(186)	12,120
Operating costs	5	(5,884)	(1,239)	186	(6,937)
Adjusted EBITDA (1)		4,837	346	—	5,183
Severance, acquisition and other costs	6				(149)
Depreciation and amortization					(2,433)
Finance costs
Interest expense					(703)
Net return on post-employment benefit plans	11				54
Impairment of assets	7				(34)
Other expense	8				(190)
Income taxes					(543)
Net earnings					1,185
(1) The chief operating decision maker uses primarily one measure of profit to make decisions and assess performance, being operating revenues less operating costs.

FOR THE SIX MONTH PERIOD ENDED JUNE 30, 2022	NOTE	BELL CTS	BELL MEDIA	INTER- SEGMENT ELIMINA- TIONS	BCE
Operating revenues
External service revenues		8,936	1,474	—	10,410
Inter-segment service revenues		14	172	(186)	—
Operating service revenues		8,950	1,646	(186)	10,410
External/Operating product revenues		1,301	—	—	1,301
Total external revenues		10,237	1,474	—	11,711
Total inter-segment revenues		14	172	(186)	—
Total operating revenues		10,251	1,646	(186)	11,711
Operating costs	5	(5,511)	(1,212)	186	(6,537)
Adjusted EBITDA (1)		4,740	434	—	5,174
Severance, acquisition and other costs	6				(53)
Depreciation and amortization					(2,350)
Finance costs
Interest expense					(529)
Net return on post-employment benefit plans	11				25
Impairment of assets	7				(108)
Other expense	8				(4)
Income taxes					(567)
Net earnings					1,588
(1) The chief operating decision maker uses primarily one measure of profit to make decisions and assess performance, being operating revenues less operating costs.

BCE Inc.    2023 SECOND QUARTER SHAREHOLDER REPORT        9

Revenues by services and products

	THREE MONTHS		SIX MONTHS
FOR THE PERIOD ENDED JUNE 30	2023	2022	2023	2022
Services(1)
Wireless	1,766	1,692	3,489	3,327
Wireline data	2,021	1,974	4,022	3,927
Wireline voice	722	756	1,448	1,527
Media	719	733	1,413	1,474
Other wireline services	75	78	153	155
Total services	5,303	5,233	10,525	10,410
Products(2)
Wireless	626	542	1,252	1,105
Wireline	137	86	343	196
Total products	763	628	1,595	1,301
Total operating revenues	6,066	5,861	12,120	11,711
(1) Our service revenues are generally recognized over time.
(2) Our product revenues are generally recognized at a point in time.

10    BCE Inc.    2023 SECOND QUARTER SHAREHOLDER REPORT

Note 4	Business acquisitions and disposition
Acquisition of FX Innovation

On June 1, 2023, Bell acquired FX Innovation, a Montréal-based provider of cloud-focused managed and professional services and workflow automation solutions for business clients, for cash consideration of $157 million ($156 million net of cash acquired), of which $12 million is payable within two years, and an estimated $6 million of additional cash consideration contingent on the achievement of certain performance objectives. This contingent consideration is expected to be settled by 2027 and the maximum amount payable is $7 million. The acquisition of FX Innovation aims to position Bell as a technology services leader for our enterprise customers. The results of FX Innovation are included in our Bell CTS segment.

The allocation of the purchase price includes provisional estimates and has been primarily allocated to goodwill.

The following table summarizes the fair value of the consideration paid and the fair value assigned to each major class of assets and liabilities.

2023
Cash consideration paid	145
Cash consideration payable	12
Contingent consideration	6
Total cost to be allocated	163
Trade and other receivables	23
Prepaid expenses	4
Finite-life intangibles	4
Other non-current assets	3
Trade payables and other liabilities	(15)
Contract liabilities	(3)
Debt due within one year	(5)
11
Cash and cash equivalents	1
Fair value of net assets acquired	12
Goodwill (1)	151
(1)Goodwill arises principally from expected synergies and future growth and is not deductible for tax purposes. Goodwill was allocated to our Bell CTS group of cash-generating units (CGUs).

Operating revenues of $8 million from FX Innovation are included in the income statements from the date of acquisition. BCE's consolidated operating revenues for the six months ended June 30, 2023 would have been $12,163 million had the acquisition of FX Innovation occurred on January 1, 2023. The transaction did not have a significant impact on our net earnings for the six months ended June 30, 2023.

BCE Inc.    2023 SECOND QUARTER SHAREHOLDER REPORT        11

Acquisition of EBOX and other related companies
In February 2022, Bell acquired EBOX and other related companies, which provide Internet, telephone and TV services to consumers and businesses in Québec and parts of Ontario, for cash consideration of $153 million ($139 million net of cash acquired). The acquisition of EBOX and other related companies is expected to accelerate growth in Bell's residential and small business customers. The results of the acquired companies are included in our Bell CTS segment.

The following table summarizes the fair value of the consideration paid and the fair value assigned to each major class of assets and liabilities.

Total
Cash consideration	153
Total cost to be allocated	153
Other non-cash working capital	5
Property, plant and equipment	5
Indefinite-life intangible assets (1)	17
Finite-life intangible and other assets (2)	15
Trade payables and other liabilities	(17)
Contract liabilities	(5)
Deferred tax liabilities	(9)
11
Cash and cash equivalents	14
Fair value of net assets acquired	25
Goodwill (3)	128
(1)Consists of brand and digital assets.
(2)Consists mainly of customer relationships.
(3)Goodwill arises principally from expected synergies and future growth and is not deductible for tax purposes. Goodwill was allocated to our Bell CTS group of cash-generating units.

Operating revenues of $18 million from EBOX are included in the income statements for the six months ended June 30, 2022. The transaction did not have a significant impact on our net earnings for the six months ended June 30, 2022.

12    BCE Inc.    2023 SECOND QUARTER SHAREHOLDER REPORT

Disposition of production studios

On May 3, 2023, we completed the previously announced sale of our 63% ownership in certain production studios, which were included in our Bell Media segment. We received net cash proceeds of $211 million and recorded a gain on investment of $79 million (before tax expense of $17 million). See Note 8, Other expense for additional details.

The results of operations of the production studios up to the date of disposition on May 3, 2023 did not have a significant impact on our revenue or net earnings in 2023.

The following table summarizes the carrying value of the assets and liabilities sold, which were previously classified as held for sale at March 31, 2023:

2023
Trade and other receivables	1
Prepaid expenses	1
Property, plant and equipment	179
Intangible assets	4
Goodwill	76
Total assets	261
Trade payables and other liabilities	10
Contract liabilities	3
Debt due within one year	11
Long-term debt	82
Deferred tax liabilities	3
Total liabilities	109
Non-controlling interest	23
Net assets sold	129

Note 5	Operating costs

		THREE MONTHS		SIX MONTHS
FOR THE PERIOD ENDED JUNE 30	NOTE	2023	2022	2023	2022
Labour costs
Wages, salaries and related taxes and benefits		(1,116)	(1,085)	(2,218)	(2,125)
Post-employment benefit plans service cost (net of capitalized amounts)	11	(48)	(59)	(106)	(128)
Other labour costs (1)		(265)	(247)	(524)	(484)
Less:
Capitalized labour		324	283	627	543
Total labour costs		(1,105)	(1,108)	(2,221)	(2,194)
Cost of revenues (2)		(1,836)	(1,694)	(3,790)	(3,422)
Other operating costs (3)		(480)	(469)	(926)	(921)
Total operating costs		(3,421)	(3,271)	(6,937)	(6,537)
(1)Other labour costs include contractor and outsourcing costs.
(2)Cost of revenues includes costs of wireless devices and other equipment sold, network and content costs, and payments to other carriers.
(3)Other operating costs include marketing, advertising and sales commission costs, bad debt expense, taxes other than income taxes, information technology costs, professional service fees and rent.

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Note 6	Severance, acquisition and other costs

	THREE MONTHS		SIX MONTHS
FOR THE PERIOD ENDED JUNE 30	2023	2022	2023	2022
Severance	(80)	(38)	(109)	(56)
Acquisition and other	(20)	(2)	(40)	3
Total severance, acquisition and other costs	(100)	(40)	(149)	(53)
Severance costs
Severance costs consist of charges related to involuntary and voluntary employee terminations.
Acquisition and other costs
Acquisition and other costs consist of transaction costs, such as legal and financial advisory fees, related to completed or potential acquisitions, employee severance costs related to the purchase of a business, the costs to integrate acquired companies into our operations, costs relating to litigation and regulatory decisions, when they are significant, and other costs.

Note 7	Impairment of assets
2023

Impairment charges for the six months ended June 30, 2023 of $34 million relate mainly to right-of-use assets for certain office spaces we ceased using as part of our real estate optimization strategy as a result of our hybrid work policy.

2022

Impairment charges for the three and six months ended June 30, 2022 of $106 million and $108 million, respectively, relate mainly to right-of-use assets for certain office spaces we ceased using as part of our real estate optimization strategy as a result of our hybrid work policy.

14    BCE Inc.    2023 SECOND QUARTER SHAREHOLDER REPORT

Note 8	Other expense

	THREE MONTHS		SIX MONTHS
FOR THE PERIOD ENDED JUNE 30	2023	2022	2023	2022
Net mark-to-market gains (losses) on derivatives used to economically hedge equity settled share-based compensation plans	1	(81)	19	(6)
(Losses) gains on retirements and disposals of property, plant and equipment and intangible assets	(19)	2	28	(4)
Equity (losses) income from investments in associates and joint ventures
Loss on investment	(377)	(42)	(377)	(42)
Operations	8	12	26	3
Gains on investments	79	16	79	53
Early debt redemption costs	(1)	—	(1)	(18)
Other	(2)	(4)	36	10
Total other expense	(311)	(97)	(190)	(4)

Gains on disposals of property, plant and equipment
In Q1 2023, we sold land for total proceeds of $54 million and recorded a gain of $53 million as part of our real estate optimization strategy.

Equity (losses) income from investments in associates and joint ventures
We recorded a loss on investment of $377 million for the three and six months ended June 30, 2023, related to equity losses on our share of an obligation to repurchase at fair value the minority interest in one of BCE's joint ventures. The obligation is marked to market each reporting period and the gain or loss on investment is recorded as equity income or losses from investments in associates and joint ventures.

We recorded a loss on investment of $42 million for the three and six months ended June 30, 2022, related to equity losses on our share of an obligation to repurchase at fair value the minority interest in one of BCE's joint ventures. The obligation is marked to market each reporting period and the gain or loss on investment is recorded as equity income or losses from investments in associates and joint ventures.

Gains on investments
On May 3, 2023, we completed the previously announced sale of our 63% ownership in certain production studios. We recorded net cash proceeds of $211 million and a gain on investment of $79 million. See Note 4, Business acquisitions and disposition for additional details.
In Q2 2022, we recorded a gain on investment of $14 million for the three and six months ended June 30, 2022, related to an obligation to repurchase at fair value the minority interest in one of our subsidiaries.
On March 1, 2022, we completed the sale of our wholly-owned subsidiary 6362222 Canada Inc. (Createch), a consulting business that specializes in the optimization of business processes and implementation of technological solutions, which was included in our Bell CTS segment. We recorded cash proceeds of $54 million and a gain on sale of $39 million (before tax expense of $2 million).

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Note 9	Earnings per share
The following table shows the components used in the calculation of basic and diluted net earnings per common share for earnings attributable to common shareholders.

	THREE MONTHS		SIX MONTHS
FOR THE PERIOD ENDED JUNE 30	2023	2022	2023	2022
Net earnings attributable to common shareholders - basic	329	596	1,054	1,473
Dividends declared per common share (in dollars)	0.9675	0.9200	1.9350	1.8400

Weighted average number of common shares outstanding (in millions)
Weighted average number of common shares outstanding - basic	912.2	911.9	912.2	911.0
Assumed exercise of stock options (1)	0.3	0.9	0.3	0.8

Weighted average number of common shares outstanding - diluted (in millions)	912.5	912.8	912.5	911.8
(1)The calculation of the assumed exercise of stock options includes the effect of the average unrecognized future compensation cost of dilutive options. It excludes options for which the exercise price is higher than the average market value of a BCE common share. The number of excluded options was 3,157,969 for the second quarter of 2023 and for the first half of 2023, compared to nil for the second quarter of 2022 and for the first half of 2022.

Note 10	Debt

On May 11, 2023, Bell Canada issued, under its 2016 trust indenture, 5.100% Series US-8 Notes, with a principal amount of $850 million in U.S. dollars ($1,138 million in Canadian dollars), which mature on May 11, 2033. The Series US-8 Notes have been hedged for foreign currency fluctuations with cross currency interest rate swaps. See Note 12, Financial assets and liabilities, for additional details.

On February 9, 2023, Bell Canada issued, under its 1997 trust indenture, 4.55% Series M-58 medium-term note (MTN) debentures, with a principal amount of $1,050 million, which mature on February 9, 2030. Additionally, on the same date, Bell Canada issued, under its 1997 trust indenture, 5.15% Series M-59 MTN Debentures, with a principal amount of $450 million, which mature on February 9, 2053.

The Series M-58 and M-59 MTN debentures and the Series US-8 Notes are fully and unconditionally guaranteed by BCE.

In Q2 2023, Bell Canada reclassified its 4.00% Series 10 debentures with a principal amount of $225 million, which mature on May 27, 2024, from long-term debt to debt due within one year.

In Q1 2023, Bell Canada reclassified its 2.70% Series M-44 MTN debentures with a total principal amount of $1 billion and its 0.75% US-3 Notes with a principal amount of $600 million in U.S. dollars ($777 million in Canadian dollars), which mature on February 27, 2024 and March 17, 2024, respectively, from long-term debt to debt due within one year.

16    BCE Inc.    2023 SECOND QUARTER SHAREHOLDER REPORT

Note 11	Post-employment benefit plans
Post-employment benefit plans cost
We provide pension and other benefits for most of our employees. These include defined benefit (DB) pension plans, defined contribution (DC) pension plans and other post-employment benefits (OPEBs).
COMPONENTS OF POST-EMPLOYMENT BENEFIT PLANS SERVICE COST

	THREE MONTHS		SIX MONTHS
FOR THE PERIOD ENDED JUNE 30	2023	2022	2023	2022
DB pension	(32)	(49)	(64)	(97)
DC pension	(29)	(26)	(68)	(64)
Less:
Capitalized benefit plans cost	13	16	26	33
Total post-employment benefit plans service cost	(48)	(59)	(106)	(128)

COMPONENTS OF POST-EMPLOYMENT BENEFIT PLANS FINANCING INCOME

	THREE MONTHS		SIX MONTHS
FOR THE PERIOD ENDED JUNE 30	2023	2022	2023	2022
DB pension	37	16	74	42
OPEBs	(10)	(9)	(20)	(17)
Total net return on post-employment benefit plans	27	7	54	25

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Note 12	Financial assets and liabilities
FAIR VALUE

The following table provides the fair value details of financial instruments measured at amortized cost in the consolidated statements of financial position.

			JUNE 30, 2023		DECEMBER 31, 2022

	CLASSIFICATION	FAIR VALUE METHODOLOGY	CARRYING VALUE	FAIR VALUE	CARRYING VALUE	FAIR VALUE

Debt securities and other debt	Debt due within one year and long-term debt	Quoted market price of debt	27,509	25,779	25,061	23,026

The following table provides the fair value details of financial instruments measured at fair value in the consolidated statements of financial position.

			FAIR VALUE
	CLASSIFICATION	CARRYING VALUE OF ASSET (LIABILITY)	QUOTED PRICES IN ACTIVE MARKETS FOR IDENTICAL ASSETS (LEVEL 1)	OBSERVABLE MARKET DATA (LEVEL 2)(1)	NON-OBSERVABLE MARKET INPUTS (LEVEL 3)(2)
June 30, 2023
Publicly-traded and privately-held investments (3)	Other non-current assets	225	8	—	217
Derivative financial instruments	Other current assets, trade payables and other liabilities, other non-current assets and liabilities	(157)	—	(157)	—
Other	Other non-current assets and liabilities	122	—	198	(76)
December 31, 2022
Publicly-traded and privately-held investments (3)	Other non-current assets	215	9	—	206
Derivative financial instruments	Other current assets, trade payables and other liabilities, other non-current assets and liabilities	72	—	72	—
Maple Leaf Sports & Entertainment Ltd. (MLSE) financial liability(4)	Trade payables and other liabilities	(149)	—	—	(149)
Other	Other non-current assets and liabilities	108	—	184	(76)
(1)Observable market data such as equity prices, interest rates, swap rate curves and foreign currency exchange rates.
(2)Non-observable market inputs such as discounted cash flows and earnings multiples. A reasonable change in our assumptions would not result in a significant increase (decrease) to our level 3 financial instruments.
(3)Unrealized gains and losses are recorded in Other comprehensive (loss) income in the statements of comprehensive income and are reclassified from Accumulated other comprehensive loss to Deficit in the statements of financial position when realized.
(4)Represented BCE’s obligation to repurchase the BCE Master Trust Fund's (Master Trust Fund) 9% interest in MLSE at a price not less than an agreed minimum price. In January 2023, BCE repurchased the interest held by the Master Trust Fund, a trust fund that holds pension fund investments serving the pension obligations of the BCE group pension plan participants, in MLSE for a cash consideration of $149 million.

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MARKET RISK
CURRENCY EXPOSURES
In Q2 2023, we entered into cross currency interest rate swaps with a notional amount of $850 million in U.S. dollars ($1,138 million in Canadian dollars) to hedge the U.S. currency exposure of our US-8 Notes maturing in 2033. The fair value of these cross currency interest rate swaps at June 30, 2023 was a net liability of $14 million recognized in Other current assets, Trade payables and other liabilities and Other non-current liabilities in the statements of financial position. See Note 10, Debt, for additional details.

A 10% depreciation (appreciation) in the value of the Canadian dollar relative to the U.S. dollar would result in a gain of $26 million (loss of $85 million) recognized in net earnings at June 30, 2023 and a gain of $122 million (loss of $95 million) recognized in Other comprehensive (loss) income at June 30, 2023, with all other variables held constant.
A 10% depreciation (appreciation) in the value of the Canadian dollar relative to the Philippine peso would result in a gain (loss) of $8 million recognized in Other comprehensive (loss) income at June 30, 2023, with all other variables held constant.

The following table provides further details on our outstanding foreign currency forward contracts and options as at June 30, 2023.

TYPE OF HEDGE	BUY CURRENCY	AMOUNT TO RECEIVE	SELL CURRENCY	AMOUNT TO PAY	MATURITY	HEDGED ITEM
Cash flow (1)	USD	1,217	CAD	1,608	2023	Loans
Cash flow	USD	350	CAD	468	2023	Commercial paper
Cash flow	USD	432	CAD	537	2023	Anticipated purchases
Cash flow	PHP	1,538	CAD	36	2023	Anticipated purchases
Cash flow	USD	824	CAD	1,046	2024	Anticipated purchases
Cash flow	PHP	2,885	CAD	69	2024	Anticipated purchases
Cash flow	USD	60	CAD	78	2025	Anticipated purchases
Economic	USD	78	CAD	98	2023	Anticipated purchases
Economic - call options	CAD	112	USD	78	2023	Anticipated purchases
Economic - put options	USD	165	CAD	214	2023	Anticipated purchases
Economic - call options	USD	116	CAD	155	2023	Anticipated purchases
Economic	USD	130	CAD	171	2024	Anticipated purchases
Economic - options (2)	USD	120	CAD	153	2024	Anticipated purchases
Economic - call options	USD	244	CAD	327	2024	Anticipated purchases
Economic - call options	CAD	225	USD	156	2024	Anticipated purchases
Economic - put options	USD	519	CAD	675	2024	Anticipated purchases
Economic - options (2)	USD	60	CAD	78	2025	Anticipated purchases
Economic - call options	USD	540	CAD	694	2025	Anticipated purchases
Economic - put options	USD	360	CAD	461	2025	Anticipated purchases
(1) Forward contracts to hedge loans secured by receivables under our securitization program.
(2) Foreign currency options with a leverage provision and a profit cap limitation.
INTEREST RATE EXPOSURES
In Q2 2023, we sold interest rate swaptions with a notional amount of $375 million, for $3 million, to hedge economically the fair value of our Series M-52 MTN debentures. These swaptions were exercised in Q2 2023, giving rise to a loss of $1 million recognized in Other expense in the income statements. The resulting interest rate swaps with a notional amount of $375 million hedge the fair value of our Series M-52 MTN debentures maturing in 2030. The fair value of these interest rate swaps at June 30, 2023 is a liability of $5 million recognized in Trade payables and other liabilities and Other non-current liabilities in the statements of financial position.
In Q2 2023, we sold interest rate swaptions with a notional amount of $100 million maturing in Q4 2023, for $1 million, to hedge economically the fair value of our Series M-57 MTN debentures. The fair value of these swaptions at June 30, 2023 was a liability of $1 million recognized in Trade payables and other liabilities in the statements of financial position.
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In Q2 2023, we entered into interest rate swaps with a notional amount of $200 million to hedge the fair value of our Series M-57 MTN debentures maturing in 2032. The fair value of these interest rate swaps at June 30, 2023 is a net asset of $2 million recognized in Other non-current assets and Trade payables and other liabilities in the statements of financial position.
In Q1 2023, we sold interest rate swaptions with a notional amount of $250 million, for $2 million, to hedge economically the fair value of our Series M-53 MTN debentures. In Q1 2023, we also sold interest rate swaptions with a notional amount of $425 million, for $2 million, to hedge economically the floating interest rate exposure relating to our Series M-53 MTN debentures. These swaptions matured unexercised in Q2 2023. A gain of $1 million and $4 million for the three and six months ended June 30, 2023, respectively, relating to these interest rate swaptions is recognized in Other expense in the income statements.
In 2022, we entered into interest rate swaps with a notional amount of $500 million to hedge the fair value of our Series M-53 MTN debentures maturing in 2027. The fair value of these interest rate swaps at June 30, 2023 and December 31, 2022 is a liability of $22 million and $14 million, respectively, recognized in Trade payables and other liabilities and Other non-current liabilities in the statements of financial position.
In 2022, we entered into cross currency basis rate swaps maturing in 2023 with a notional amount of $638 million to hedge economically the basis rate exposure on future debt issuances. In Q2 2023, the maturity of $318 million of these cross currency basis rate swaps was extended to 2024 resulting in an increase in their notional amount of $6 million for a total notional amount of $644 million at June 30, 2023. The fair value of these cross currency basis rate swaps at June 30, 2023 and December 31, 2022 was a liability of $27 million and $33 million, respectively, recognized in Trade payables and other liabilities and Other non-current liabilities in the statements of financial position. A loss of $7 million and a gain of $6 million for the three and six months ended June 30, 2023, respectively, relating to these basis rate swaps is recognized in Other expense in the income statements.
We use leveraged interest rate options to hedge economically the dividend rate resets on $582 million of our preferred shares which had varying reset dates in 2021 for the periods ending in 2026. The fair value of these leveraged interest rate options at June 30, 2023 and December 31, 2022 was nil and a liability of $1 million, respectively, recognized in Trade payables and other liabilities and Other non-current liabilities in the statements of financial position. A gain of $1 million for the three and six months ended June 30, 2023 relating to these leveraged interest rate options is recognized in Other expense in the income statements.
A 1% increase (decrease) in interest rates would result in a loss of $27 million (gain of $23 million) recognized in net earnings at June 30, 2023, with all other variables held constant.
A 0.1% increase (decrease) in cross currency basis swap rates would result in a gain (loss) of $9 million recognized in net earnings at June 30, 2023, with all other variables held constant.
EQUITY PRICE EXPOSURES
We use equity forward contracts on BCE’s common shares to hedge economically the cash flow exposure related to the settlement of equity settled share-based compensation plans. The fair value of our equity forward contracts at June 30, 2023 and December 31, 2022 was a net liability of $34 million and $48 million, respectively, recognized in Other current assets, Trade payables and other liabilities, Other non-current assets and Other non-current liabilities in the statements of financial position. A gain of $1 million and $19 million for the three and six months ended June 30, 2023, respectively, relating to these equity forward contracts is recognized in Other expense in the income statements.
A 5% increase (decrease) in the market price of BCE’s common shares would result in a gain (loss) of $33 million recognized in net earnings at June 30, 2023, with all other variables held constant.

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Note 13	Share capital
Conversion and Dividend Rate Reset of BCE First Preferred Shares
On March 1, 2023, 3,635,351 of BCE’s fixed rate Cumulative Redeemable First Preferred Shares, Series AC (Series AC Preferred Shares) were converted, on a one-for-one basis, into floating-rate Cumulative Redeemable First Preferred Shares, Series AD (Series AD Preferred Shares). In addition, on March 1, 2023, 351,634 of BCE’s Series AD Preferred Shares were converted, on a one-for-one basis, into Series AC Preferred Shares.

The annual fixed dividend rate on BCE’s Series AC Preferred Shares was reset for the next five years, effective March 1, 2023, at 5.08%. The Series AD Preferred Shares will continue to pay a monthly cash dividend.

Normal Course Issuer Bid for BCE First Preferred Shares
For the three and six months ended June 30, 2023, BCE repurchased and canceled 1,848,950 and 3,560,950 First Preferred Shares with a stated capital of $46 million and $89 million for a total cost of $32 million and $63 million, respectively. The remaining $14 million and $26 million were recorded to contributed surplus for the three and six months ended June 30, 2023, respectively.
Redemption of BCE's Series AO First Preferred Shares
In Q1 2022, BCE redeemed its 4,600,000 issued and outstanding Cumulative Redeemable First Preferred Shares, Series AO (Series AO Preferred Shares) with a stated capital of $118 million for a total cost of $115 million. The remaining $3 million was recorded to contributed surplus.

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Note 14	Share-based payments
The following share-based payment amounts are included in the income statements as operating costs.

	THREE MONTHS		SIX MONTHS
FOR THE PERIOD ENDED JUNE 30	2023	2022	2023	2022
Employee savings plan	(7)	(6)	(15)	(14)
Restricted share units (RSUs) and performance share units (PSUs)	(10)	(21)	(44)	(46)
Other (1)	(1)	(2)	(2)	(3)
Total share-based payments	(18)	(29)	(61)	(63)
(1) Includes deferred share units and stock options.
The following tables summarize the change in outstanding RSUs/PSUs and stock options for the period ended June 30, 2023.

RSUs/PSUs

NUMBER OF RSUs/PSUs
Outstanding, January 1, 2023	3,124,187
Granted	1,064,191
Dividends credited	96,425
Settled	(916,529)
Forfeited	(52,222)
Outstanding, June 30, 2023	3,316,052

STOCK OPTIONS

	NUMBER OF OPTIONS	WEIGHTED AVERAGE EXERCISE PRICE ($)
Outstanding, January 1, 2023	7,802,108	61
Exercised(1)	(306,139)	60
Forfeited or expired	(11,408)	63
Outstanding and exercisable, June 30, 2023	7,484,561	61
(1)The weighted average market share price for options exercised during the six months ended June 30, 2023 was $63.
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